SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: Period January 28, 2004

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of Alumina Limited made during the period November 26, 2003 to January 28 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By:	/s/ Stephen Foster
Name:	Stephen Foster
Title:	Company Secretary
Date:	January 28, 2004

The Manager

Announcements

Company Announcements Office

Public Announcement 2003 – 27AWC

Attached for immediate release is a public announcement concerning directors’ interests.

Stephen Foster

Company Secretary

9 December 2003	Alumina Limited

ABN 85 004 820 419

GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com
Website www.aluminalimited.com

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	Alumina Limited
ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Donald Marshall Morley
Date of last notice	18 December 2002

Part 1– Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder)
Note: Provide details of the circumstances giving rise to the relevant interest.

Date of change	3 December 2003 – Sale of 125,000 ordinary shares

9 December 2003 – Exercise of 125,000 options

No. of securities held prior to change	310,492 fully paid ordinary shares in Alumina Limited

395,000 options in Alumina Limited

Number acquired	Exercise of 125,000 Alumina Limited employee share options in accordance with the WMC Limited 1998 Employee Option Plan.

Number disposed	Sale of 125,000 fully paid ordinary shares in Alumina Limited

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$759,750 received on sale of 125,000 ordinary shares
An exercise price of $2.88 per share was paid upon the exercise of each employee share option.

No. of securities held after change	310,492 fully paid ordinary shares in Alumina Limited

270,000 options in Alumina Limited

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Sale of ordinary shares was by on market sale
Exercise of Alumina Limited employee share options was in accordance with the WMC Limited 1998 Employee Share Option Plan

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

To:	The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Public Announcement 2003 – 28AWC

Please find attached an announcement relating to the acquisition by Alumina Limited of QBE’s 0.75% shareholding in Alcoa of Australia Limited.

Stephen Foster

Company Secretary

15 December 2003	Alumina Limited

ABN 85 004 820 419

GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

➢ 15 December 2003

For Immediate Release

Alumina Limited today announced that it has agreed to acquire the 0.75% shareholding in Alcoa of Australia currently held by the QBE Insurance Group.

Under the agreement, Alumina will issue 18,372,881 ordinary shares to QBE, representing approximately 1.6% of the expanded capital of the company. These shares will rank pari passu with existing ordinary shares of Alumina. The Company will apply shortly to ASX for quotation of these shares.

Alcoa of Australia owns and operates bauxite mining, alumina refining and aluminium smelting facilities based in Australia. These include the Pinjarra, Wagerup and Kwinana refineries in Western Australia and the Portland and Point Henry smelters in Victoria, which are amongst the lowest cost in the world.

In 2002, Alcoa of Australia’s operations produced 7.8 million tonnes of alumina and 370,000 tonnes of aluminium.

Mr John Marlay, Chief Executive Officer of Alumina Limited said:

“We are pleased to acquire this further interest in Alcoa of Australia which will increase Alumina’s participation in AWAC, the world’s leading alumina producer. It will also increase Alumina’s exposure to further growth in these Australian operations.”

“The acquisition also results in a simplified ownership structure of all of the assets subject to the AWAC joint venture, which will now be uniformly held on a 40% by Alumina Limited: 60% by Alcoa Inc basis.”

The transaction is expected to be completed by not later than 16 December 2003.

For further information:
Bob Davies Chief Financial Officer Alumina Limited Telephone: (03) 8699 2603 Mobile: 0417 336 455

To:	The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Public Announcement 2003 – 29AWC

In accordance with Listing Rule 2.7 please find enclosed Appendix 3B, application for quotation of additional securities.

Stephen Foster

Company Secretary

15 December 2003	Alumina Limited

ABN 85 004 820 419

GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity
Alumina Limited

ABN
85 004 820 419

We (the entity) give ASX the following information.

Part 1—All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares in Alumina Limited

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	18,372,881

3

Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

As per the terms of the existing ordinary shares of Alumina Limited.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?	Yes

If the additional securities do not rank equally, please state:

• the date from which they do

• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5	Issue price or consideration	3,115,500 ordinary shares in Alcoa of Australia Limited (ACN 004 879 298)

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Consideration for the purchase of 3,115,500 ordinary shares in Alcoa of Australia Limited from QBE Investments Pty Ltd and QBE Nominees Pty Ltd

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	By 16 December 2003

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	1,147,430,128	Fully paid ordinary shares in Alumina Limited

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)		Options to subscribe for fully paid ordinary shares in Alumina Limited

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As per existing ordinary shares in Alumina Limited

Part 2—Bonus issue or pro rata issue

11	Is security holder approval required?	N/A

12	Is the issue renounceable or non-renounceable?	N/A

13	Ratio in which the +securities will be offered	N/A

14	+Class of +securities to which the offer relates	N/A

15	+Record date to determine entitlements	N/A

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A

17	Policy for deciding entitlements in relation to fractions	N/A

18

Names of countries in which the

entity has +security holders who

will not be sent new issue

documents

Note: Security holders must be told how

their entitlements are to be dealt with.

Cross reference: rule 7.7.

N/A

19	Closing date for receipt of acceptances or renunciations	N/A

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A

22	Names of any brokers to the issue	N/A

23	Fee or commission payable to the broker to the issue	N/A

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A

25	If the issue is contingent on +security holders’ approval, the date of the meeting	N/A

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A

28	Date rights trading will begin (if applicable)	N/A

29	Date rights trading will end (if applicable)	N/A

30	How do +security holders sell their entitlements in full through a broker?	N/A

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?	N/A

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A

33	+Despatch date	N/A

Part 3—Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☑ Securities described in Part 1

(b)

☐        All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or

documents

35	☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36

☐        If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1—1,000

1,001—5,000

5,001—10,000

10,001—100,000

100,001 and over

37	☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A

39	Class of +securities for which quotation is sought	N/A

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?	N/A

If the additional securities do not rank equally, please state:

•      the date from which they do

•      the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•      the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period	N/A

(if issued upon conversion of another security, clearly identify that other security)
		Number	+Class

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)	N/A

15

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date:	15 December 2003
Company secretary

Print name:         Stephen Foster

== == == == ==

To:     The Manager

  Announcements

  Company Announcements Office

Public Announcement 2004 – 1AWC

Attached are the following documents in relation to Alumina Limited’s Annual Results for the year ended 31 December 2003:

• Public Announcement

• December 2003 Preliminary Final ASX Report

• Alumina Report

• Presentation of 2003 Full Year Results

Stephen Foster

Company Secretary

28 January 2004	Alumina Limited

ABN 85 004 820 419

GPO Box 5411 Melbourne Vic 3001 Australia

Level 12 IBM Centre 60 City Road Southbank Vic 3006 Australia

Tel +61 (0)3 8699 2600 Fax +61 (0)3 8699 2699 Email info@aluminalimited.com

Wednesday, 28 January 2004

Alumina Limited increases full year profit and dividend

	2002	2003
Profit after tax from continuing operations ($m)	209.7	236.9
Dividends received from AWAC ($m)	281.0	284.2

Alumina Limited’s result for the year ended 31 December 2003 was released today, with increased profits and a higher dividend.

The after tax profit was $237 million, up 13 per cent on 2002 for continuing operations. Alumina Limited’s share of Alcoa World Alumina and Chemicals’ (AWAC) equity profit after tax was $244.1 million, also an increase of 13 per cent over the previous year.

This performance is consistent with the forecast outlined in the Scheme Booklet, after adjusting for price and exchange rate sensitivities, and taking into account lower interest rates.

“This result demonstrates the continuing strength of AWAC and its potential for future growth”, said John Marlay, Alumina Limited’s Chief Executive Officer.

“The profit improvement was achieved despite a sharp rise in the Australian dollar and pressure on costs through high energy prices, increased raw materials and payroll costs. AWAC realised higher prices on contract shipments and delivered more alumina into an attractive spot market, largely offsetting higher costs and currency movements.”

A fully franked dividend of 10 cents a share was declared. “This brings total dividends for the year to 20 cents, which is a 97 per cent payout of Alumina’s profits,” added Mr Marlay. “The dividend is consistent with our commitment to distribute fully franked dividends received from AWAC to the extent practicable.”

During the year, Alumina Limited successfully acquired an additional 0.75 per cent of Alcoa of Australia, balancing ownership of the entire AWAC enterprise.

AWAC also delivered on its growth strategy. The US$115 million expansion at its Jamaican refinery was completed, increasing capacity by 250,000 tonnes. In addition, AWAC announced a 250,000-tonne expansion at its Suriname operations and an efficiency upgrade of its Pinjarra refinery, which will increase capacity by 600,000 tonnes.

“This 2003 result along with the announced expansions, confirm Alumina’s focus on profitable growth through AWAC, and our commitment to delivering improved returns for our shareholders”, Mr Marlay said.

Alumina Limited is a leading Australian resources company, owning 40% of Alcoa World Alumina and Chemicals (AWAC) which is the world’s largest alumina business. AWAC is a partnership with Alcoa Inc.

Media, Analyst and Shareholder Contact:

Bob Davies

Chief Financial Officer

(03) 8699 2603, 0417 336 455

December 2003 Preliminary Final ASX Report        -        1

Alumina Limited – ABN 85 004 820 419

Financial Year ended 31 December 2003 (“Current Period”)

Results for announcement to the market

			% change *	$A million
1.4	Revenues from ordinary activities	Down	99.8%	4.8
1.23	Profit from ordinary activities after tax attributable to members	Up	35.8%	236.9
1.11	Profit from extraordinary items after tax attributable to members		—	—
1.14	NET PROFIT FOR THE PERIOD ATTRIBUTABLE TO MEMBERS OF ALUMINA LIMITED	Up	35.8%	236.9

Dividends

		Current Period Year ended 31 Dec 2003		Previous Corresponding Period Year ended 31 Dec 2002
15.4	Final dividend per share	10	¢	13	¢
15.5	Franked amount per share	10	¢	13	¢
15.2	Record date for determining entitlements to the final dividend is 9 February 2004.

*	The comparative period is for the financial year ended 31 December 2002. The 2002 comparative result includes the discontinued WMC Resources entities separated in 2002 following the demerger of WMC Limited.

Alumina Limited was created on 11 December 2002 when WMC Limited’s alumina assets were demerged from the nickel, copper and fertilizer businesses.

This report is based on accounts which are unaudited.

December 2003 Preliminary Final ASX Report

December 2003 Preliminary Final ASX Report        -        2

Condensed consolidated statement of financial performance

		Continuing Operations $A million		Discontinuing Operations $A million	Total $A million
		Year ended 31 Dec 2003	Year ended 31 Dec 2002	Year ended 31 Dec 2002	Year ended 31 Dec 2003	Year ended 31 Dec 2002
1.1	Revenues from operating activities (item 1.25)	—	—	2,220.9	—	2,220.9
1.2	Interest revenue (including item 1.26)	2.4	1.3	96.9	2.4	98.2
1.3	Other revenue (including items 1.27, 1.28, 1.29 and 1.30)	2.4	—	190.4	2.4	190.4

1.4	Revenue from ordinary activities (item 1.31)	4.8	1.3	2,508.2	4.8	2,509.5
1.5	Expenses from ordinary activities (item 1.38)	(12.6)	(7.6)	(2,428.4)	(12.6)	(2,436.0)
1.6	Borrowing costs ( net borrowing costs were $6.3m for 31 December 2003 and $42.4m for 31 December 2002)	(8.7)	(0.6)	(140.0)	(8.7)	(140.6)
1.7	Share of net profit of associates accounted for using the equity method (item 16.9)	244.1	216.3	—	244.1	216.3

1.8	Profit/(loss) from ordinary activities before tax	227.6	209.4	(60.2)	227.6	149.2
1.9	Income tax credit on ordinary activities	9.3	0.3	24.3	9.3	24.6

1.10	Profit/(loss) from ordinary activities after tax	236.9	209.7	(35.9)	236.9	173.8
1.11	Profit from extraordinary items after tax	—	—	—	—	—

1.12	Net profit/(loss)	236.9	209.7	(35.9)	236.9	173.8
1.13	Net loss attributable to outside equity interests	—	—	0.7	—	0.7

1.14	Net profit/(loss) for the period attributable to members of Alumina Limited	236.9	209.7	(35.2)	236.9	174.5

Non-owner transaction changes in equity

1.15	Net exchange differences recognised in equity	28.4	6.0
1.16	Equity share movements in reserves of associates	—	29.4
1.17	Total transactions and adjustments recognised directly in equity (item 1.15 and 1.16)	28.4	35.4

1.18	Total changes in equity other than from those resulting from transactions with owners as owners	265.3	209.9

Earnings per share (EPS)

		Year ended 31 Dec 2003		Year ended 31 Dec 2002
1.19	Basic EPS	20.9	¢	15.7	¢
1.20	Diluted EPS	20.9	¢	15.6	¢

December 2003 Preliminary Final ASX Report

December 2003 Preliminary Final ASX Report         -        3

Notes to the condensed consolidated statement of financial performance

		Year ended 31 Dec 2003 $A million		Year ended 31 Dec 2002 $A million
Profit from ordinary activities attributable to members
1.21	Profit from ordinary activities after tax (item 1.10)	236.9		173.8
1.22	Add/(Less) outside equity interests (item 1.13)	—		0.7

1.23	Profit from ordinary activities after tax, attributable to members of Alumina Limited	236.9		174.5

Revenue and expenses from ordinary activities
Revenue from ordinary activities
1.24	Sale of goods	—		2,220.9

1.25	Revenue from operating activities	—		2,220.9
1.26	Interest received/receivable	2.4		98.2
1.27	Guarantee fee received	2.4		—
1.28	Proceeds from disposal of non-current assets	—		101.0
1.29	Insurance proceeds received/receivable	—		67.2
1.30	Other income	—		22.2

1.31	Revenue from ordinary activities	4.8		2,509.5

Expenses from ordinary activities
1.32	Cost of goods sold (excluding depreciation and amortisation—item 1.35)	—		1,173.5
1.33	Selling and distribution	—		143.7
1.34	General and administrative	12.5		333.8
1.35	Depreciation and amortisation (excluding amortisation of intangibles—item 2)	0.1		477.4
1.36	Exploration and evaluation	—		34.3
1.37	Other expenses from ordinary activities	—		273.31 [1]

1.38	Expenses from ordinary activities	12.6		2,436.0

[1] Includes carrying value of non-current assets sold of $57.9 million.

Capitalised outlays
1.39	Interest costs capitalised	—		3.1
Consolidated retained profits
		Year ended 31 Dec 2003 $A million		Year ended 31 Dec 2002 $A million
1.40	Retained profits at the beginning of the financial period	729.4		1,451.7
1.41	Net profit attributable to members of Alumina Limited (item 1.14)	236.9		174.5
1.42	Net transfers from reserves	101.3	*	33.3
1.43	Dividends and other equity distributions provided for or paid	(259.6)		(878.6)
1.44	Distribution on demerger of WMC Resources Ltd	—		(51.5)

1.45	Retained profits at the end of financial period	808.0		729.4

December 2003 Preliminary Final ASX Report

December 2003 Preliminary Final ASX Report         -        4

*	Transfer from reserves to retained profits following revaluation of non current assets in Alcoa of Australia.

Significant items

The following non-recurring items are included in profit from ordinary activities for discontinued operations and disclosed on a pre-tax basis as significant items due to their size or nature.

		A$ million
There were no significant items for the year ended 31 December 2003

Significant items for the year ended 31 December 2002

1.46	Demerger costs—advisor fees and other costs	(46.0)
1.47	Income tax benefit	13.8

		(32.2)

1.48	Proceeds from sale of Central Norseman Gold Corporation Limited (sold January 2002)	33.5
1.49	Book value of assets disposed and costs associated with the sale	(8.4)

1.50	Profit on sale	25.1
1.51	Income tax expense	—

		25.1

1.52	Proceeds from the sale of right to gold royalty received from the sale of St Ives and Agnew gold operations	45.0
1.53	Book value of gold royalty and costs associated with the sale	(29.6)

1.54	Profit on sale	15.4
1.55	Income tax expense	—

		15.4

1.56	Proceeds from sale of the Long/Victor mines at Kambalda	14.0
1.57	Book value	(2.0)

1.58	Profit on sale	12.0
1.59	Income tax expense	(2.6)

		9.4

1.60	Insurance proceeds (material damage and business interruption) recognised in relation to the fire at the Olympic Dam solvent extraction plant in October 2001	62.3
1.61	Income tax expense	(18.7)

		43.6

1.62	Costs associated with lost production due to fire at Olympic Dam solvent extraction plant	(92.5)
1.63	Income tax benefit	27.8

		(64.7)

1.64	Proceeds received from early termination of interest rate swaps	75.9
1.65	Income tax expense	(22.8)

		53.1

1.66	Total significant items after tax	49.7

December 2003 Preliminary Final ASX Report

December 2003 Preliminary Final ASX Report         -        5

Intangible and extraordinary items

Consolidated-Year ended 31 December 2003

		Before tax $A million	Related tax $A million	Related outside equity interests $A million	Amount (after tax) attributable to members $A million
2.1	Amortisation of equity goodwill (item 16.2)	17.7	—	—	17.7
2.2	Amortisation of other intangibles	—	—	—	—

2.3	Total amortisation of intangibles	17.7	—	—	17.7

2.4	Extraordinary items	There were no extraordinary items

	Consolidated-Year ended 31 December 2002

		Before tax $A million	Related tax $A million	Related outside equity interests $A million	Amount (after tax) attributable to members $A million
2.1	Amortisation of equity goodwill (item 16.2)	17.7	—	—	17.7
2.2	Amortisation of other intangibles	13.4	(4.0)	—	9.4

2.3	Total amortisation of intangibles	31.1	(4.0)	—	27.1

2.4	Extraordinary items	There were no extraordinary items

December 2003 Preliminary Final ASX Report

December 2003 Preliminary Final ASX Report        -        6

Income Tax

		Year ended 31 Dec 2003 $A million	Year ended 31 Dec 2002 $A million
(a)	Profit from ordinary activities before tax (item 1.8)	227.6	149.2
	Add: excess of dividends received/receivable over equity share of profits (item 16:11)	40.1	64.7

		267.7	213.9

	Prima facie tax expense for the period at the rate of 30%	(80.3)	(64.2)

	The following items caused the total charge for income tax to vary from the above:
	Rebateable and exempt dividends	284.2	247.9
	Additional claim for research and development expenditure	—	7.2
	Exempt income	—	3.1
	Non-assessable capital gains	—	40.4
	Additional depreciation and amortisation	—	2.4
	Non-deductible expenses	(10.0)	(3.4)
	Non-deductible foreign expenses	—	(4.5)

	Net movement	274.2	293.1

	Tax effect of the above adjustments at 30%	82.3	87.9
	Variance between Australian and foreign tax rates	—	(0.5)
	Future income tax benefits not brought to account	—	(89.0)
	Recognition of future income tax benefits not previously brought to account	—	8.6
	Withholding tax	(1.4)	1.8
	Tax losses from prior year brought to account	4.6
	Over provision of tax in prior years	4.1	80.0

	Consequent reduction in charge for income tax	89.6	88.8

	Income tax (expense)/credit for the period (item 1.9)	9.3	24.6

December 2003 Preliminary Final ASX Report

December 2003 Preliminary Final ASX Report        -        7

Condensed consolidated statement of financial position

		31 Dec 2003 $A million	30 June 2003 $A million	31 Dec 2002 $A million
Current Assets
4.1	Cash	165.3	81.2	23.2
4.2	Receivables—other	4.0	0.9	2.3
4.3	Future Income Tax Benefits	4.1	—	—
4.3	Other	0.3	0.6	0.9

4.4	Total current assets	173.7	82.7	26.4

Non-current Assets

4.5	Investments in associates	1,625.0	1,605.8	1,668.7
4.6	Other property, plant and equipment (net)	0.4	0.2	—

4.7	Total non-current assets	1,625.4	1,606.0	1,668.7

4.8	Total assets	1,799.1	1,688.7	1,695.1

Current Liabilities

4.9	Payables	3.2	2.1	2.6
4.10	Interest bearing liabilities	467.0	526.9	534.8
4.11	Current tax liabilities	2.5	0.1	1.7
4.12	Provisions (excluding current tax liabilities)	0.1	0.3	0.1
4.13	Other	2.3	3.4	—

4.14	Total current liabilities	475.1	532.8	539.2

Non-current Liabilities
4.15	Deferred tax liabilities	—	0.5	2.2
4.16	Provisions (excluding deferred tax liabilities)	0.2	—	0.2

4.17	Total non-current liabilities	0.2	0.5	2.4

4.18	Total liabilities	475.3	533.3	541.6

4.19	Net assets	1,323.8	1,155.4	1,153.5

Equity

4.20	Contributed equity	384.8	225.7	220.2
	Reserves:
4.21	—Group	131.0	127.7	102.6
4.22	—Associates	—	—	101.3
	Retained profits:
4.23	—Group	400.3	355.6	382.9
4.24	—Associates	407.7	446.4	346.5

4.25	Equity attributable to members of the parent entity	1,323.8	1,155.4	1,153.5
4.26	Outside equity interests in controlled entities	—	—	—

4.27	Total equity	1,323.8	1,155.4	1,153.5

There is no preference capital.

December 2003 Preliminary Final ASX Report

December 2003 Preliminary Final ASX Report        -        8

Notes to the condensed consolidated statement of financial position

Exploration and Evaluation Expenditure Capitalised

		Year ended 31 Dec 2003 $A million	Year ended 31 Dec 2002 $A million
5.1	Opening balance	—	64.5
	Expenditure incurred during current period:
5.2	—Grassroots expenditure	—	17.1
5.3	—Additional, supporting existing operations	—	3.4
5.4	—Evaluation expenditure	—	14.9
5.5	Expenditure written off during current period	—	(34.2)
5.6	Acquisitions, disposals, capitalised depreciation, etc	—	(65.7)
5.7	Expenditure transferred to development properties	—	—

5.8	Closing balance as shown in the condensed consolidated statement of financial position	—	—

Mine Properties Under Development

		Year ended 31 Dec 2003 $A million	Year ended 31 Dec 2002 $A million
6.1	Opening balance	—	0.5
6.2	Expenditure incurred during current period	—	0.7
6.3	Expenditure transferred from exploration and evaluation	—	—
6.4	Acquisitions, disposals, reclassifications, etc	—	(1.2)
6.5	Expenditure transferred to mine properties	—	—

6.6	Closing balance as shown in the condensed consolidated statement of financial position	—	—

December 2003 Preliminary Final ASX Report

December 2003 Preliminary Final ASX Report        -        9

Condensed consolidated statement of cash flows

		Continuing Operations $A million		Discontinuing Operations $A million	Total $A million
		2003	2002	2002	2003	2002
Cash Flows Related to Operating Activities
7.1	Receipts from customers	—	—	2,193.5	—	2,193.5
7.2	Proceeds from interest rate swap close out	—	—	71.2	—	71.2
7.3	Payments to suppliers and employees	(7.9)	(8.1)	(1,823.9)	(7.9)	(1,832.0)
7.4	GST refund received	0.6	—	—	0.6	—
7.5	Proceeds from guarantees	2.4	—	—	2.4	—
7.6	Dividends received from associates	284.2	281.0	—	284.2	281.0
7.7	Interest received	2.2	—	27.6	2.2	27.6
7.8	Borrowing costs paid	(8.3)	(0.3)	(149.7)	(8.3)	(150.0)
7.9	Income taxes paid	(4.7)	—	(3.2)	(4.7)	(3.2)
7.10	Proceeds from insurance claims Cash expenditure on exploration:	—	—	35.0	—	35.0
	Cash expenditure on exploration:
7.11	—Grassroots	—	—	(17.1)	—	(17.1)
7.12	—Additional, supporting existing operations	—	—	(3.4)	—	(3.4)

7.13	Net operating cash flows	268.5	272.6	330.0	268.5	602.6

Cash Flows Related to Investing Activities
7.14	Payments for property, plant and equipment	(0.3)	—	(412.3)	(0.3)	(412.3)
7.15	Proceeds from sale of non-current assets	—	—	67.6	—	67.6
7.16	Proceeds from the sale of Central Norseman Gold Corporation Limited, net of cash divested	—	—	25.7	—	25.7
7.17	Proceeds from insurance claims			15.7		15.7
7.18	Proceeds from short term investments	—	—	2.6	—	2.6
7.19	Payments for closed out gold hedges	—	—	(34.4)	—	(34.4)
7.201	Payments for evaluation expenditure	—	—	(4.4)	—	(4.4)
7.21	Payment for purchase of Halco and MRN	—	(72.9)	—	—	(72.9)
7.22	Payments for research and development	—	—	(0.4)	—	(0.4)
7.23	Cash reserves retained by WMC Resources upon demerger	—	—	(65.2)	—	(65.2)

7.24	Net investing cash flows	(0.3)	(72.9)	(405.1)	(0.3)	(478.0)

Cash Flows Related to Financing Activities
7.25	Proceeds from issues of shares	56.2	38.5	—	56.2	38.5
7.26	Proceeds from borrowings	79.2	537.9	1,278.7	79.2	1,816.6
7.27	Repayment of borrowings	—	(600.0)	(1,366.1)	—	(1,966.1)
7.28	Dividends paid	(259.6)	(199.7)	—	(146.6)	(199.7)

7.29	Net financing cash flows	(124.2)	(223.3)	(87.4)	(124.2)	(310.7)

Net (Decrease)/Increase in Cash Held		144.0	(23.6)	(162.5)	144.0	(186.1)
7.30	“Cash” at beginning of period	23.2	46.8	167.4	23.2	214.2
7.31	Exchange rate adjustments to Item 7.30 above	(1.9)	—	(4.9)	(1.9)	(4.9)

7.32	“Cash” at end of period	165.3	23.2	—	165.3	23.2

December 2003 Preliminary Final ASX Report

December 2003 Preliminary Final ASX Report        -        10

Reconciliation of Cash

		Year ended 31 Dec 2003 $A million	Year ended 31 Dec 2002 $A million
	Reconciliation of cash at the end of the period (as shown in the condensed consolidated statement of cash flows) to the related items in the accounts is as follows:
8.1	Cash on hand and at bank	41.7	15.0
8.2	Money market deposits (with maturity on investment three months or less)	123.6	8.2

8.3	Cash assets (Item 4.1)	165.3	23.2
8.4	Bank overdraft	—	—

8.5	Total cash at end of period (Item 7.32)	165.3	23.2

Other notes to the condensed financial statements

Ratios

		Year ended 31 Dec 2003%	Year ended 31 Dec 2002%
Profit before tax/revenue
9.1	Consolidated profit from ordinary activities before tax (Items 1.8) as a percentage of revenue (Item 1.4)	Not Applicable	5.9
Profit after tax/equity interests (annualised)
9.2	Consolidated net profit from ordinary activities after tax attributable to members (Item 1.14) as a percentage of members’ equity at the end of the period (Item 4.27)	17.9	15.1

Earnings per share (EPS)

		Year ended 31 Dec 2003	Year ended 31 Dec 2002
	Calculation of basic and fully diluted EPS in accordance with AASB 1027: Earnings per Share
	Equity accounted earnings in cents per ordinary share
10.1	Basic EPS	20.9	15.7
10.2	Diluted EPS	20.9	15.6
	Weighted number of shares outstanding during the year used in the calculation of earnings per share
10.3	—Basic earnings per share	1,132,189,594	1,112,878,659
10.4	—Effect of options and partly paid shares on issue	2,276,335	2,905,619

10.5	—Diluted earnings per share	1,134,465,929	1,115,784,278

Net tangible asset backing per security

11.1	Net tangible asset backing per ordinary security	$0.99	$0.85

Loss of control of entities having material effect

14.1	There was no loss of controlled entities for the year ended 31 December 2003.

Dividends

15.1	An final dividend has been declared payable on 30 March 2004
15.2	Record date to determine entitlements to the dividend is 9 February 2004

December 2003 Preliminary Final ASX Report

December 2003 Preliminary Final ASX Report        -        11

Amount per share

		Year ended 31 Dec 2003 (cents)		Year ended 31 Dec 2002 (cents)
	Interim dividend per share
15.3	Amount per share	10	¢	5	¢
15.4	Franked amount per share at 30% tax rate	10	¢	5	¢
	Final dividend per share
15.5	Amount per share	10	¢	13	¢
15.6	Franked amount per share at 30% tax rate	10	¢	13	¢
	Share scheme (demerger) dividend per share
15.7	Amount per share	—		73	¢

Total dividends on all shares (interim plus final)

		Year ended 31 Dec 2003 (cents)		Year ended 31 Dec 2002 (cents)
15.8	Interim dividend paid on ordinary shares	10	¢	5	¢
15.9	Final dividend to be paid on ordinary shares	10	¢	13	¢

15.10	Total dividend paid/payable	20	¢	18	¢

		Year ended 31 Dec 2003 $A million	Year ended 31 Dec 2002 $A million
	Final dividend
15.12	Interim dividend paid on ordinary shares	112.9	55.6
15.13	Final dividend to be paid on ordinary shares	115.9	146.7

15.14	Total dividend paid/payable	228.8	202.3

December 2003 Preliminary Final ASX Report

December 2003 Preliminary Final ASX Report         -        12

Details of aggregate share of results of associates

		Year ended 31 Dec 2003 $A million	Year ended 31 Dec 2002 $A million
Alumina’s share of associates:
16.1	Profit from ordinary activities before income tax and goodwill amortisation	383.5	370.6
16.2	Amortisation of equity goodwill (item 2.1)	(17.7)	(17.7)

16.3	Profit from ordinary activities before tax	365.8	352.9
16.4	Income tax on ordinary activities	(121.7)	(136.6)

16.5	Profit from ordinary activities after income tax	244.1	216.3
16.6	Extraordinary items net of tax	—	—

16.7	Net profit	244.1	216.3
16.8	Outside equity interests	—	—

16.9	Net profit attributable to members of Alumina Limited	244.1	216.3
16.10	Dividends received/receivable by Alumina Limited	(284.2)	(281.0)

16.11	Surplus/(Shortfall) of equity share of profits over dividends received	(40.1)	(64.7)

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities:

			Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit
			Year ended 31 Dec 2003	Year ended 31 Dec 2002	Year ended 31 Dec 2003 $A million	Year ended 31 Dec 2002 $A million
17.1		Equity accounted associates and joint venture entities
	(i)	AWAC (including Alcoa of Australia Ltd)(a)	40%	40%	261.8	234.0
		(a)Alcoa of Australia Ltd	40%	39.25%
		Amortisation of goodwill	n/a	n/a	(17.7)	(17.7)

17.2		Total			244.1	216.3

17.3		Other material interests			Nil	Nil

December 2003 Preliminary Final ASX Report

December 2003 Preliminary Final ASX Report         -        13

Issued and quoted securities at end of current period

	Category of Securities	Number issued	Number quoted	Issue price per share ($)
18.1	Ordinary shares
	Fully paid	1,159,485,748	1,159,485,748

18.2	Ordinary Shares—
	Changes during current period:
	Increase in fully paid shares following:
	(i) Issue of shares to acquire QBE’s 0.75% share of Alcoa of Australia (refer: comments by directors)	18,372,881	18,372,881	$5.90
	(ii) exercise of options	12,779,120	12,779,120	Various

18.3	Unquoted employee options to acquire fully paid ordinary shares	Number issued	Number Quoted	Exercise Price	Expiry Date

		1,505,800	Nil	$4.52	20 December 2004
		1,976,800	Nil	$4.04	18 December 2005
		4,610,700	Nil	$5.02	30 November 2006

		8,093,300

18.4	Issued during the current period	Nil
18.5	Exercised during the current period	894,320	Nil	$2.62	21 December 2003
		375,000	Nil	$2.88	21 December 2003
		2,070,300	Nil	$4.52	20 December 2004
		3,941,400	Nil	$4.04	18 December 2005
		5,498,100	Nil	$5.02	30 November 2006

		12,779,120

18.6	Expired/lapsed during the current period	8,600	Nil	$2.62	21 December 2003
		176,000	Nil	$4.52	20 December 2004
		18,500	Nil	$4.04	18 December 2005
		473,100	Nil	$5.02	30 December 2006

		676,200

December 2003 Preliminary Final ASX Report

December 2003 Prelimary Final ASX Report        -        14

Segment Information

Business Segment

Year ended 31 December 2003

Alumina Limited’s primary assets are its 40% interest in the series of operating entities forming AWAC. The company predominately operates in the Alumina/aluminium business through its equity interests in AWAC. Refer to Comments by Directors

Year ended 31 December 2003

	$ million
Consolidated	Copper/ uranium	Alumina/ aluminium	Nickel	Fertilizers	Consolidated

Revenue
Segment revenues[1,4]	682.9	—	1,206.3	401.9	2,291.1
Unallocated revenue[2]					107.4
Less insurance proceeds					(67.2)
Less proceeds from sale of non-current assets					(101.0)
Less other sundry revenue					(9.4)

Operating revenues					2,220.9

Result
Segment result	(19.6)	(6.3)	198.9	(50.1)	122.9
Share of net profit or loss/result of equity accounted investments	—	216.3	—	—	216.3
Unallocated profit[3]					45.4
Unallocated corporate expenses:
New business					(32.0)
Regional exploration					(26.1)
Corporate					(109.1)
Finance and other costs					(25.1)
Net borrowing costs					(42.4)

Profit from ordinary activities before income tax but after outside equity interest					149.9
Income tax benefit					24.6

Net profit (item 1.14)					174.5

Description of each business segment

Alumina/aluminium	Share of net profit or loss/result of equity accounted investment in Alcoa World Alumina and Chemicals (AWAC), and Alumina business unit costs.

Copper/uranium	Exploration, development, mining and refining of copper, uranium, silver and gold in South Australia.

Nickel	Exploration, development, mining, smelting and refining of nickel in Western Australia.

Fertilizers	Production of fertilizer products in Phosphate Hill, Queensland and distribution of fertilizer products via Hi-Fert.

December 2003 Prelimary Final ASX Report

December 2003 Prelimary Final ASX Report        -        15

Segment Information (continued)

Geographical segments

Year ended 31 December 2003

	$ million
Consolidated	Australia	North America	Europe	Asia	Other	Total

Segment revenue by location of customer	—	—	—	—	—
Unallocated revenue

Consolidated revenue

Segment assets by location of assets	821.7	365.2	162.6	—	449.6	1,799.1

Consolidated total assets						1,799.1

Acquisitions of non-current assets	0.3	—	—	—	—	0.3
Unallocated						—

Total acquisitions of non-current assets						0.3

Year ended 31 December 2002

	$ million
Consolidated	Australia	North America	Europe	Asia	Other	Total
Segment revenue by location of customer	482.3	239.6	664.0	301.7	—	1,687.6
Unallocated revenue						533.3

Consolidated revenue						2,220.9

Segment assets by location of assets	595.2	440.5	186.4	—	473.0	1,695.1

Consolidated total assets						1,695.1

Acquisitions of non-current assets	407.3	0.1	—	—	—	407.4
Unallocated						9.3

Total acquisitions of non-current assets						416.7

[1]	Segment revenues include intermediate product sales.
[2]	Unallocated revenue includes $33.5m from sale of CNGC and $45.0m from sale of the right to a gold royalty.
[3]	Unallocated profit includes $25.1m from sale of CNGC and $15.4m from sale of the right to a gold royalty.
[4]	Segment revenues for each business unit includes currency and commodity hedging allocated as follows:

$ million 2002
Copper/uranium	(41.6)
Nickel	(58.3)
Fertilizer	(12.3)

(112.2)

December 2003 Prelimary Final ASX Report

December 2003 Preliminary Final ASX Report         -         16

Comments by directors

Comments are for the twelve months ended 31 December 2003 with comparatives for the continuing operations for the twelve months ended 31 December 2002 shown in parentheses. Discontinuing operations include the assets and liabilities of WMC Resources Ltd and those entities sold to WMC Resources Ltd which Alumina Limited subsequently distributed to its shareholders in December 2002.

References to “the Forecast” relate to the forecast provided for Alumina Limited in the WMC Demerger Scheme Booklet.

Presentation of financial statements

Alumina Limited’s primary assets are its 40% interest in the series of operating entities forming AWAC. The financial statements as presented reflect the results of AWAC and associated corporate activities for the full period to 31 December 2003 and 31 December 2002 as continuing operations. The results of the entities sold to WMC Resources Ltd as part of the demerger for the period to 30 November 2002 have been shown as discontinuing operations.

Basis of financial report preparation

This report is for the year ended 31 December 2003 and has been prepared in accordance with the Australian Stock Exchange Listing Rules as they relate to Appendix 4E and in accordance with Accounting Standards, other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) and the Corporations Act 2001. It is recommended that this report be read in conjunction with any public announcements made by Alumina Limited and its controlled entities during the reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period. Comparative information is reclassified where appropriate to enhance comparability.

This report is based on accounts which are unaudited.

Review of Operations

The Group’s net profit after income tax attributable to members of Alumina Limited was $236.9 million. In the previous year the Group’s net profit including discontinued operations of WMC Resources was $174.5 million. The Group’s net profit from continuing operations attributable to Alumina Limited increased by 13% on 2002 profits from continuing operations of $209.7 million. The Company results were approximately 12% better than the Forecast when adjusted for sensitivities to the aluminium price and AUD/USD exchange rate. The difference is largely due to a number of items not forecast. These included favourable movements for:

•	A tax adjustment in Alcoa of Australia which reduced Alumina’s share of AWAC’s effective tax rate by $13 million.

•	A change in the US accounting standard for treatment of asset retirement obligations which reduced the AWAC provision. Alumina’s share was $11 million.

•	An income tax credit of $9 million.

These adjustments were offset by:

•	A revaluation of Alcoa of Australia’s current US dollar assets and liabilities to reflect the increase in the Australian dollar, which reduced Alumina’s profit by $25 million.

•	A provision of $12 million for Alumina’s share of AWAC employee options outstanding.

In addition, net interest expense was $13.2 million less than the Forecast due to lower interest rates and the stronger Australian dollar.

Directors have declared a final dividend of 10 cents a share (13 cents), bringing total dividends for the year to 20 cents (18 cents excluding the 73 cents dividend to effect the demerger).

December 2003 Preliminary Final ASX Report

December 2003 Preliminary Final ASX Report         -         17

Production

The Group’s beneficial interest in alumina production increased by 6.2% to 5.171 million tonnes (4.867 million tonnes) as additional capacity from Point Comfort was restarted to meet market demand. Beneficial interest in aluminium production increased by 1.7% to 151,000 tonnes. Both alumina and aluminium production marginally exceeded the Forecast.

Costs

AWAC’s total cost of sales increased by 16% to US$2,422.6 million (US$2,084.7 million) due, in part to higher sales volumes, but also to higher energy prices, a weakening US dollar, increased cost for raw materials and costs associated with the restart of capacity at Point Comfort. Revenue from sales of available uncommitted tonnage into the spot alumina market offset the impact of higher costs.

Alumina’s corporate costs of $12.6 million were $5.0 million higher than the 2002 costs from continuing operations ($7.6 million) resulting from the first full year of operating as a stand alone corporation. Additional costs are incurred in operating the stand-alone entity, but it provides shareholders with the facility to manage their portfolios and allows our staff to focus on AWAC only, in shareholders’ interest. Alumina’s corporate costs adjusted for demerger related revenue and expenses were $4.6 million higher than the Forecast. Corporate cost included $2.6 million in relation to WMC Resources Ltd employee Stock Appreciation Plan. This cost was offset by $2.4 million of revenue received by Alumina from WMC Resources Ltd in relation to the guarantee fee for foreign exchange transactions and for gold derivative transactions undertaken by WMC Finance Limited (a subsidiary of WMC Limited sold to WMC Resources as part of the demerger). This guarantee is discussed under Contingent Liabilities (Guarantees). Alumina pursued value adding opportunities which resulted in additional legal advice and consulting fees associated with the divestment of Specialty Chemicals, the acquisition of QBE Limited’s 0.75% interest in AofA and the potential investment in Alba. Higher audit-related costs, and the payment of employee performance-based remuneration (tied to Alumina market performance) further added to costs. These costs were not foreseen in the Forecast.

Markets

The second half of 2003 provided increasing evidence that the global economy was moving in a positive direction. Growth in China continued its rapid advancement and the US economy grew faster in the second half. The aluminium price improved by 6% on the first half to average US67 cents per pound in the second half resulting in a full year average of US65 cents per pound, up US4 cents per pound on 2002 but below the US67 cent average estimated for the Forecast. Demand for alumina was strong and alumina spot prices continued to escalate through the year with spot sales being quoted at the end of the year above US$350/t. The majority of AWAC’s alumina production is sold under long term contracts at prices unrelated to the spot alumina market.

Currency Exchange Rate Movements

The AUD/USD exchange rate averaged 0.6531 for the full year, compared with 0.5437 for 2002 and the Forecast assumption of 0.58.

The exchange rate moved from 0.5666 at 31 December 2002, to 0.7516 at 31 December 2003. A consequence of this significant increase was a charge to profit of $25 million after tax, principally for the revaluation of USD accounts receivable in Alcoa of Australia. This amount was not included in the exchange rate sensitivities provided in the Forecast.

Alumina Limited has no currency or commodity hedging in place. AWAC has no currency hedging in place but does maintain limited short term energy price hedging to reduce volatility in relation to commodities such as natural gas, fuel oil and electricity.

December 2003 Preliminary Final ASX Report

December 2003 Preliminary Final ASX Report         -         18

Debt

Alumina’s debt, net of cash, closed the year at $301.7 million, $209.9 million lower than the beginning of the year. Alumina Limited borrows in US dollars as this provides the lowest cost source of funds. The exchange rate movement reduced the Australian dollar debt balance by $147.0 million.

Interest

The net borrowing cost during the period was $6.3 million ($42.4 million). The variance when compared with the prior year was due to reduced debt and lower short term U.S. interest rates.

Income Tax

Income tax credit for the year totalled $9.3 million. Tax payments of $3.7 million expensed in 2002 are expected to be recovered following a change in tax legislation. Future tax benefits associated with taxable losses of $4.6 million previously not brought to account were accrued in 2003 in anticipation that these losses would offset tax otherwise payable as a result of the sale of the Speciality Chemical business.

AWAC Employee Options

Employees within AWAC have been granted stock options in Alcoa Inc. In previous years Alumina’s share of the cost of these options was charged to Alumina’s share of AWAC profits at the time the options were exercised. In 2003, Alumina changed the treatment of these options and has accrued $11.8 million for the potential future cost of unexercised options based on Alcoa Inc’s closing share price of USD38.00. Future charges for this item will depend on the movement in Alcoa Inc’s share price and on the number and price of new options issued.

Dividend franking credits

The final dividend declared of 10 cents (2002: 13 cents) per share is fully franked at the 30 per cent tax rate. The interim and final dividend totalled 20 cents (2002: 18 cents) fully franked.

The potential to frank future dividends will depend upon the amount of the dividend and the available franking credits.

Acquisition of QBE’s 0.75% interest in Alcoa of Australia

In December, Alumina Limited acquired QBE’s 0.75% interest in Alcoa of Australia by issuing 18,372,881 shares in Alumina. The acquisition was accounted for based on Alumina’s closing price on 12 December of $5.90 (the closing price of the trading day prior to the date when QBE agreed the sale). The purchase of QBE’s interest results in Alumina holding 40% of all AWAC assets with Alcoa holding the remaining 60%.

Contingent Liabilities

Guarantees

Alumina Limited provided a guarantee in 1998 for foreign exchange transactions and in 2000 for gold derivative transactions undertaken by its wholly owned subsidiary at that time, WMC Finance Limited (“WMCF”). WMCF was sold to WMC Resources Ltd as part of the demerger and is no longer a subsidiary of Alumina Limited. On 4 December 2003, WMC Resources announced that it had closed-out its currency hedge book for the period 2005 to 2008 eliminating that portion of Alumina’s contingent liability. The guarantee remains applicable for foreign exchange transactions entered by WMCF and Union Bank of Switzerland with 2004 maturity dates and gold derivative transactions with maturity dates in 2005. The outstanding transactions have a negative mark to market value of $0.6 million at 31 December 2003. Alumina Limited has rights to obtain additional credit support if WMC Resources Ltd’s credit rating is lower than BBB (and it would not cause a breach of WMC Resources Ltd’s debt obligations). Alumina Limited is also indemnified by WMC Resources Ltd in relation to this guarantee.

Events subsequent to balance date

In January 2003, AWAC announced that it had conducted a portfolio review of its businesses and the markets they serve and decided to divest its specialty chemicals business. On 7 November 2003, AWAC announced that it had agreed to sell Alcoa specialty chemicals to Rhone Capital LLC, the transaction is expected to be completed in the first quarter of 2004. This transaction has not been brought to account as at 31 December 2003.

December 2003 Preliminary Final ASX Report

December 2003 Preliminary Final ASX Report         -         19

Annual General Meeting

The Annual General Meeting of Alumina Limited will be held as follows:

Place:	Auditorium, Melbourne Exhibition Centre, 2 Clarendon Street Southbank, Melbourne

Date:	21 April 2004

Time:	10:30 am

The 2003 Annual Report of Alumina Limited will be available on approximately 17 March 2004.

Compliance Statement

1.	This report has been prepared in accordance with AASB standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views.

2.	This report gives a true and fair view of the matters disclosed.

3.	This report is based on unaudited financial statements.

4.	Alumina Limited has a formally constituted audit committee.

S FOSTER	2004

COMPANY SECRETARY	DATE

December 2003 Preliminary Final ASX Report

Table of Contents

Alumina
	Increased Profit and Dividends	2
	Acquisition of Additional 0.75 percent of Alcoa of Australia	2
	Exiting the speciality chemical industry	3
	Profitable low risk growth strategy	3
	Key Points	3
	Future	3
	Summary of AWAC’s Results	4
	Diagram of Operations	6
	Alcoa World Alumina and Chemicals (AWAC) Profit & Loss	6
	Alcoa World Alumina and Chemicals (AWAC) Profit & Loss	7
	Alcoa World Alumina and Chemicals (AWAC) Balance Sheet	8
	Alcoa World Alumina and Chemicals (AWAC) Reconciliation of Profit to Alumina Limited Share of AWAC’s Equity Profit	9
	Production	9

Increased Profit and Dividends

Alumina Limited’s full year profit of AUD 236.9 million was up 13% on 2002 results from continuing operations. The final dividend of 10 cents per share is fully franked and coupled with the interim dividend of 10 cents, represents a payout ratio of 97 percent of profits. Profit before tax for AWAC was 13% higher at USD 624.7 million resulting from the strengthening of the alumina market in 2003 on positive signs of an improving world economy and the benefits of strong alumina spot prices driven by growing Chinese aluminium production.

AWAC sells the majority of its production under long term contracts. However, in response to a strong alumina spot market, AWAC restarted idle capacity at its Point Comfort refinery six months earlier than planned. Also, following Alcoa’s announced curtailment of production at its North American smelters, additional alumina was available for sale into the spot market. Revenue from sales of available uncommitted tonnage into the spot market offset the impact of higher energy prices, raw material costs and costs incurred for the start-up of capacity at the Point Comfort refinery.

Alumina Limited’s share of alumina production increased by over 6% to 5,171,000 tonnes (4,867,000 tonnes). Production at Point Comfort increased by close to 600,000 tonnes compared to the prior year. Alumina’s share of aluminium production was also 1.7% higher at 151,000 tonnes. Both alumina and aluminium production marginally exceeded the forecast provided in the Demerger Scheme Booklet (the Forecast).

The aluminium price averaged USD 0.65/lb for the year, almost USD 0.04/lb higher than the average price for 2002.

The average exchange rate was 65.3 cents, 11 cents higher than the average for 2002.

The aluminium price was 2 cents less than the Forecast and the AUD/USD exchange rate was 7 cents higher than the Forecast. Profit for 2003 exceeded the Forecast after adjusting for sensitivities to price and exchange rates.

Alumina Limited’s profit has been impacted by a number of items not considered in the Forecast. These included:

	A$M	A$M
Positive Impact
Consolidation tax adjustment for Alcoa of Australia	13
Provision for asset retirement obligations (SFAS 143)	11
Income Tax Credit	9

		33
Negative Impact
Accrual of AWAC employee stock options	(12)
Balance Sheet Revaluation	(25)

		(37)
Net Effect		(4)

Acquisition of Additional 0.75 percent of Alcoa of Australia

On 15 December, Alumina Limited completed the acquisition of an additional 0.75 percent of Alcoa of Australia through an exchange of 18.3 million newly issued Alumina shares for 3,115,500 Alcoa of Australia shares held by QBE. Alumina Limited now holds 40% of Alcoa of Australia, with Alcoa Inc holding the remaining 60%, bringing Alcoa of Australia ownership in line with the remainder of AWAC.

Sale of the Speciality Chemical Business

In January 2003, AWAC announced that it had conducted a portfolio review of its businesses and the markets they serve and decided to divest its specialty chemicals business. On 7 November 2003, AWAC announced that it had agreed to sell its specialty chemicals to Rhone Capital LLC, with the transaction expected to be completed in the first quarter of 2004.

Profitable low risk growth strategy

Alumina Limited’s share of alumina production capacity will increase further in 2004, with the successful completion of the 250,000 tonne Jamalco expansion. This, coupled with the announced start of the 250,000 tonne Suralco expansion and the 600,000 tonne efficiency upgrade at the Pinjarra refinery (which is awaiting formal Government environmental approval), demonstrates Alumina Limited’s commitment to the alumina industry through a strategy of profitable and low risk growth.

Key Points

•	Acquired additional 0.75 percent of Alcoa of Australia.

•	Higher energy prices, a weaker US dollar and higher raw material costs offset by increased volumes and a stronger spot market.

•	Restarted idle capacity at Point Comfort.

•	Divesting the specialty chemicals business (completion scheduled for first quarter 2004).

•	Completed Jamalco’s 250,000 tonne expansion on time and on budget.

•	Started Suralco’s 250,000 tonne expansion, completion date July 2005.

•	Exceeded the Forecast adjusted for sensitivities.

Future

•	Proceed with Pinjarra’s 600,000 tonne efficiency upgrade. (Waiting on formal environmental approval from the Western Australian State Government.)

•	Complete sale of speciality chemical business.

•	Decide on potential investment in the Alba smelter in Bahrain.

•	Pursue other possible growth opportunities.

•	Continue cost reduction programmes as part of Alcoa’s stated commitment.

•	Maximise free cashflows.

Summary of AWAC’s Results

Production - tonnes

•      Increased production to meet market demand.

•      Record quarter 4 production from Pinjarra equivalent to annual capacity of 3.6 million tonnes

•      Jamalco’s 250,000 tonne expansion will add capacity from 2004. Suriname 250,000 tonne expansion has begun with expected completion July 2005.

•      600,000 tonne upgrade at Pinjarra waiting for Western Australian State Government approval.

•      Margins increase over prior year.

•      Increased volumes and prices drive revenue higher.

•      Increased volumes, higher energy prices, raw materials costs and weaker US dollar partly offset increased revenue.

• Increased capital expenditure resulting from Jamalco’s expansion. • Wagerup expansion completed in 1999. • San Ciprian 220,000 tonne expansion completed in 2001.

Profit Payout Ratio (%)

•      Strong Operating Cashflow and returns to partners.

•      Since establishment of AWAC, 87% of dividends paid have been fully franked.

•      Since formation, 100% of AWAC’s cashflow has been returned to partners.

• Average 22% ROC for the last five years. • Strong ROC for 2003 of 19%.

The table below summarises Alumina Limited’s share of AWAC’s equity profit before tax.

	Full Year 2002 ($Am)	Full Year 2003 ($Am)
Alumina and Chemicals	274.1	305.9
Metal	76.4	65.8
Other	20.1	11.8

Total Profit	370.6	383.5
Goodwill	(17.7)	(17.7)

Total AWAC Result	352.9	365.8

Exchange Rate (AUD/USD)	0.544	0.653

Alcoa World Alumina and Chemicals (AWAC) Profit & Loss

$US Millions (US GAAP) 100%	Full Year 2002	1st Half 2003	2nd Half 2003	Full Year 2003

Sales and Operating Revenue	1,940.0	875.2	1,549.6	2,424.8
Revenue From Related Parties	936.7	697.4	198.4	895.8

Total Revenue	2,876.7	1,572.6	1,748.0	3,320.6

Cost of Goods Sold and Operating Expenses	(2,084.7)	(1,156.5)	(1,266.1)	(2,422.6)
Selling, Administration and Other Expenses	(71.4)	(41.3)	(44.4)	(85.7)
Provision for Depreciation, Depletion and Amortisation	(156.5)	(82.5)	(88.2)	(170.7)
Interest Expense	(2.9)	(0.7)	(1.4)	(2.1)
Other Expense	(18.5)	(1.4)	(13.4)	(14.8)
Asset write offs and provisions associated with closure of plants	11.7	—	—	—

Total Expenses	(2,322.3)	(1,282.4)	(1,413.5)	(2,695.9)

Profit Before Taxes On Income	554.4	290.2	334.5	624.7
Provision for Taxes On Profit	(195.2)	(77.6)	(116.6)	(194.2)

Profit From Operations	359.2	212.6	217.9	430.5
Less Minority Interests	(0.3)	(0.1)	(0.3)	(0.4)
Cumulative effect of accounting change1	4.70	15.7	—	15.7

Net Income	363.6	228.2	217.6	445.8

Members’ Equity
Opening Balance at Start of Period	1,749.3	2,085.8	2,401.8	2,085.8
Net Income	363.6	228.2	217.6	445.8
Capital Contribution of Partners	103.0	—	5.2	5.2
Dividends paid and return of capital to partners	(391.4)	(200.9)	(280.6)	(481.5)
Other Comprehensive Income/(loss)	261.3	288.7	189.5	478.2

Closing Balance at End of Period	2,085.8	2,401.8	2,533.5	2,533.5

Alcoa World Alumina and Chemicals (AWAC) Balance Sheet

$US Millions (US GAAP) 100%	31 December 2002	30 June 2003	31 December 2003

Cash and Cash Equivalents	96.4	92.9	98.3
Receivables From Customers	316.1	304.2	325.9
Inventories	316.6	347.2	323.1
Prepaid Expenses and Other Current Assets	81.6	106.9	111.9

Total Current Assets	810.7	851.2	859.2

Property Plant & Equipment	2,020.5	2,254.6	2,559.5
Investments	136.1	139.5	138.3
Other Assets and Deferred Charges	387.7	459.1	466.1

Total Non-Current Assets	2,544.3	2,853.2	3,163.9

Total Assets	3,355.0	3,704.4	4,023.1

Short Term Borrowings	43.6	53.4	115.4
Long Term Borrowings (Due Within 12 Months)	2.0	2.2	—
Accounts Payable	292.3	313.1	352.2
Taxes Payable	127.7	112.2	141.5
Other Current Liabilities	149.3	115.6	123.1

Total Current Liabilities	614.9	596.5	732.2

Long Term Debt	4.2	4.1	7.2
Deferred Taxes	200.5	240.8	256.1
Other Long Term Liabilities	443.9	455.4	486.3

Total Non-Current Liabilities	648.6	700.3	749.6

Total Liabilities	1,263.5	1,296.8	1,481.8

Minority Interest	5.7	5.8	7.8
Equity	2,085.8	2,401.8	2,533.5

Total Liabilities & Equity	3,355.0	3,704.4	4,023.1

Alcoa World Alumina and Chemicals (AWAC) Reconciliation of Profit to Alumina Limited Share of AWAC’s Equity Profit.

	Full Year 2002	1st Half 2003	2nd Half 2003	Full Year 2003

USD Profit Before Taxes on Income (US GAAP)	554.4	290.2	334.5	624.7
Add: SFAS143 Accounting for Asset Retirement			24.7	24.7
Less: USD AGAAP Adjustments	(45.1)	(3.0)	(8.8)	(11.7)

Total USD Profit Before Taxes (AUS GAAP)	509.3	287.2	350.4	637.7

Total AUD Profit Before Taxes (AUS GAAP)	936.6	466.1	510.3	976.4

Total Alumina Limited’s Share of AUD Profit Before Taxes	370.6	186.3	197.2	383.5

Less: Write-Off Of Goodwill On Acquisition	(17.7)	(8.9)	(8.9)	(17.7)

Alumina Limited Share of Equity Profit Before Tax	352.9	177.4	188.4	365.8

Less: Share of equity income tax expense	(136.6)	(50.2)	(71.5)	(121.7)

Alumina Limited Share of Equity Profit After Tax	216.3	127.2	116.9	244.1

Production

Alumina Limited’s Equity Share	Full Year 2002	1st Half 2003	2nd Half 2003	Full Year 2003
Alumina (‘000 tonnes)	4,867	2,538	2,633	5,171
Aluminium (‘000 tonnes)	148	75	76	151